UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)

520 Madison Avenue

New York, New York 10022

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEUCADIA NATIONAL CORPORATION

315 Park Avenue South

New York, New York 10010

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

	By:	Administrative Committee

Date: May 24, 2013		By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of

Jefferies Group, Inc. Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Jefferies Group, Inc. Employees’ Profit Sharing Plan (the “Plan”) as of November 30, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended November 30, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2012 and 2011, and the changes in net assets available for benefits for the year ended November 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of November 30, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York

May 24, 2013

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

As of November 30, 2012 and 2011

	2012	2011
ASSETS:
Participant-directed investments, at fair value:
Cash equivalents	$609,127	$1,128,929
Common stock	23,413,041	15,737,638
Mutual funds	222,705,056	189,756,260

Total investments	246,727,224	206,622,827

Non-interest bearing cash	3,532	4,180

Receivables:

Notes receivable from participants	4,683,671	3,858,629

Total receivables	4,683,671	3,858,629

Total assets	251,414,427	210,485,636

LIABILITIES:

Accrued expenses	2,231	33,600

Total liabilities	2,231	33,600

NET ASSETS AVAILABLE FOR BENEFITS	$251,412,196	$210,452,036

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended November 30, 2012

ADDITIONS:
Contributions:
Participant contributions	$27,984,890
Participant rollover contributions from other qualified plans	4,513,404
Employer matching contributions	5,957,445

Total contributions	38,455,739

Investment income:
Net appreciation in fair value of investments	23,378,588
Interest and dividends	5,035,819

Net investment gain	28,414,407

Interest income on notes receivable from participants	162,788

Net additions	67,032,934

DEDUCTIONS:
Benefits paid to participants	26,703,738
Administrative expenses	134,647

Total deductions	26,838,385

Net increase before transfers in	40,194,549
Transfers in	765,611

Net increase after transfers in	40,960,160

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	210,452,036

End of year	$251,412,196

See accompanying notes to financial statements.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2012 AND 2011 AND FOR THE

YEAR ENDED NOVEMBER 30, 2012

1.	DESCRIPTION OF THE PLAN

The following description of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. and subsidiaries (the “Company”) covering all U.S. based employees of the Company and employees who have U.S. source income who have completed three full months of service. The Plan’s Administrative Committee controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan (the “Trustee”). The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On March 1, 2013, Jefferies Group, Inc. was converted into a limited liability company and renamed Jefferies Group LLC. In addition, Jefferies Group LLC, through a series of merger transactions, became a wholly owned subsidiary of Leucadia National Corporation (“Leucadia”). The outstanding shares of Jefferies Group, Inc. were converted into 0.81 shares of Leucadia common stock (the “Exchange Ratio”). In connection with the merger the Plan document was amended to name Jefferies Group LLC as sponsor of the Plan. Additionally, as a result of such merger, the stock invested in by the Plan was converted from Jefferies Group, Inc. common stock to common stock of Leucadia.

On July 1, 2011, the Company acquired the Global Commodities Group from Prudential Financial, Inc. (“Prudential”). The Company granted past service years with Prudential for eligibility and vesting in the Plan. Participants who elected to do so were allowed to process a direct rollover distribution into the Plan and maintain loans that were taken from Prudential’s Plan.

Contributions – Each year, eligible participants may voluntarily make pretax and/or after-tax Roth contributions up to 15% of a participant’s annual compensation or a flat dollar amount, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make voluntary after-tax contributions up to $25,000 (increased from $20,000 as of December 1, 2011) to the Plan. Participants who have attained age 50 may make Pre-Tax and/or Roth Catch-Up contributions which are not matched by the Company.

Participants may also direct distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (“IRAs”) that held contributions under a previous employer’s tax-qualified plan or contributory IRAs to the Plan. The Plan provides for a fixed matching contribution by the Company for each dollar contributed by the employee on a pretax and after-tax Roth basis. In fiscal 2012 the rate of match was 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated to participants on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2012.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and an allocation of administrative expenses, if not paid from the forfeiture account. Allocations are based on participant earnings or account balances, as defined in the Plan documents. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2012 AND 2011 AND FOR THE

YEAR ENDED NOVEMBER 30, 2012

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. At November 30, 2012 as investment options for participants, the Plan currently offers 1 equity investment, 30 mutual funds, including 2 money market funds, and a self-directed brokerage account (“BrokerageLink Account”) (that primarily invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds). Through March 1, 2013 the equity investment was in the Jefferies Company Stock Fund, which held the common stock of Jefferies Group, Inc. As a result of the merger, on March 1, 2013, each share of common stock of Jefferies Group, Inc. held by the Jefferies Company Stock Fund was converted into 0.81 shares of common stock of Leucadia. Effective February 5, 2011, the Investment Technology Group, Inc. (“ITG”) stock was discontinued as an investment option for participants. However, participants may continue to hold ITG stock but once sold, additional shares cannot be purchased. The Company maintains no relationship with ITG and it is not a party-in-interest.

Vesting – Participants are immediately fully vested in their own contributions and the earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Vested percentage
Fewer than two years	—%
Two years	33
Three years	67
Four years	100

Notes Receivable from Participants – Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. The interest rate remains unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through semi-monthly payroll deductions. Terminated participants who elect to continue their loan terms may elect to remit payments directly to the trustee.

Payment of Benefits – Upon termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment and if invested in Leucadia stock the distribution will be made in the form of whole shares of Leucadia stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows in-service withdrawals to employees to withdraw vested balances starting at age 59 1/2 and for all employees to withdraw their voluntary after-tax and rollover contributions at any time.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2012 AND 2011 AND FOR THE

YEAR ENDED NOVEMBER 30, 2012

Forfeited Accounts – At November 30¸ 2012 and 2011, forfeited non-vested accounts totaled $329,212 and $601,118, respectively. These accounts will be used to reduce employer contributions and pay administrative expenses of the Plan. During the year ended November 30, 2012 employer contributions were reduced by $656,429 and $146,485 was used to pay administrative expenses from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options, including mutual funds, common stock, and a self-directed brokerage account. The equity security investment option consists of the common stock of Jefferies Group, Inc. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, Plan Management believes it reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the financial statements.

Concentration of Investments – Investment in Jefferies Group, Inc. common stock comprises approximately 9% and 7% of the Plan’s investments as of November 30, 2012 and 2011, respectively.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Jefferies Group, Inc. and ITG common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the income earned on a daily basis and are not separately reflected. Consequently, management fees and operation expenses are reflected as a reduction of the investment return for such investment.

Notes Receivable From Participants – Participant loans are classified as Notes receivable from participants on the Statements of Net Assets available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2012 AND 2011 AND FOR THE

YEAR ENDED NOVEMBER 30, 2012

Administrative Expenses – All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or paid from Plan forfeitures. If the expenses are charged to each participant’s account, they are charged on a pro rata basis based upon account balances of participants.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There are no amounts allocated to participants who have withdrawn their funds but have not been paid as of November 30, 2012 or 2011.

Transfers In – The Company also maintains an Employee Stock Ownership Plan (“ESOP”). Prior to July 1, 2010, the ESOP had a provision which allowed participants at least 55 years of age who had completed 10 years of service to transfer up to 25% of their ESOP holdings into the Plan. The ESOP was amended, effective July 1, 2010, to allow participants who have completed at least 4 years of service in the ESOP to transfer up to 100% of their ESOP holdings into the Plan. Transfers from the ESOP into the Plan are done through transfers of a money market mutual fund. During the year ended November 30, 2012 $765,611 was transferred from the ESOP to the Plan.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of IRC limits.

Subsequent Events – Subsequent events have been evaluated in connection with the issuance of the financial statements.

3.	ACCOUNTING AND REGULATORY DEVELOPMENTS

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) update 2011-04, Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Plan’s valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The new guidance is effective for the Plan for the Plan year beginning December 1, 2012 and will be applied prospectively. The adoption of this guidance is not expected to have a significant impact on the Plan’s financial Statements.

In January 2010, the FASB issued ASC update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance amends Topic 820 which requires reporting entity to disclose additional information on: (i) significant transfers in and out of Level 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. The Plan adopted this guidance for the Plan year beginning December 1, 2010 (“fiscal 2011”), except for the requirement to provide Level 3 activities which was effective for the Plan year beginning December 1, 2011, and therefore adopted in fiscal 2012. The adoption of guidance in fiscal 2011 and 2012 did not affect the Plan’s Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2012 AND 2011 AND FOR THE

YEAR ENDED NOVEMBER 30, 2012

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a single authoritative definition of fair value, set a framework for measuring fair value, and required disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Transfers Between Levels – The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date that caused the transfer.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, November 30, 2012 and 2011, there were no transfers between levels.

Valuation Techniques – The techniques used to value the Plan’s investments are as follows:

•	Cash Equivalents. Valued at cost which approximates fair value;

•	Common Stock. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets;

•

Mutual Funds. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2012 AND 2011 AND FOR THE

YEAR ENDED NOVEMBER 30, 2012

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of November 30, 2012 and 2011:

Fair value measurements as of November 30, 2012
	Assets measured at fair value as of November 30, 2012	Quoted prices in active markets for identical assets (Level 1)
Common Stock	$23,413,041	$23,413,041
Mutual Funds:
Domestic Stock Funds	103,049,779	103,049,779
Balanced Funds	38,309,313	38,309,313
Fixed Income Funds	32,332,911	32,332,911
International Stock Funds	18,174,190	18,174,190
Money Market Funds	26,572,864	26,572,864
BrokerageLink Account:
Interest Bearing Cash	609,127	609,127
Precious Metal Funds	399,154	399,154
International Stock Funds	361,857	361,857
Fixed Income Funds	801,791	801,791
Commodity Funds	157,055	157,055
Other Equity Mutual Funds	2,546,142	2,546,142

Total Investment Assets at Fair Value	$246,727,224	$246,727,224

Fair value measurements as of November 30, 2011
	Assets measured at fair value as of November 30, 2011	Quoted prices in active markets for identical assets (Level 1)
Common Stock	$15,737,638	$15,737,638
Mutual Funds:
Domestic Stock Funds	90,912,814	90,912,814
Balanced Funds	26,900,625	26,900,625
Fixed Income Funds	25,351,867	25,351,867
International Stock Funds	15,633,994	15,633,994
Money Market Funds	27,569,994	27,569,994
BrokerageLink Account:
Interest Bearing Cash	1,128,929	1,128,929
Precious Metal Funds	411,466	411,466
International Stock Funds	504,767	504,767
Fixed Income Funds	337,272	337,272
Commodity Funds	149,659	149,659
Other Equity Mutual Funds	1,983,802	1,983,802

Total Investment Assets at Fair Value	$206,622,827	$206,622,827

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2012 AND 2011 AND FOR THE

YEAR ENDED NOVEMBER 30, 2012

The Plan did not hold any Level 2 or Level 3 Investments as of November 30, 2012 and 2011. The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2012 and 2011:

	2012	2011
Common stock:
Jefferies Group, Inc.*	$22,663,311	$14,732,917
Mutual funds:
Fidelity OTC Portfolio K Fund*	39,984,061	38,908,918
Fidelity International Discovery K Fund*	18,174,190	15,633,994
Fidelity Retirement Money Market Fund*	17,804,764	18,819,989
Fidelity Spartan 500 Index Fund (formerly Spartan U.S. Equity Index Fund)*	34,714,428	28,536,304
PIMCO Total Return Fund	12,929,601	**

*	Represents a party-in-interest to the Plan.
**	This investment did not represent 5% or more of the Plan’s net assets as of November 30, 2011.

During the year ended November 30, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

Common Stock	$7,093,197
Mutual Funds:
Domestic Stock Funds	9,341,412
Balanced Funds	2,472,982
Fixed Income Funds	1,939,088
International Stock Funds	2,228,976
BrokerageLink Account	295,594
Money Market Funds	7,339

$23,378,588

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee and qualify as exempt party-in-interest transactions. Fees paid by the Plan for administrative services were $146,485 for the year ended November 30, 2012.

Fees paid indirectly by the Plan for investment management services are described in the mutual fund prospectus of the designated investment options and are included as a reduction of the return earned on such fund.

As of November 30, 2012 and 2011, the Plan held 1,336,280 and 1,287,842 shares respectively, of the Jefferies Company Stock Fund, which holds the common stock of the sponsoring employer, with a cost basis of $21,854,971 and $21,551,102, respectively. During the year ended November 30, 2012, the Plan recorded dividend income of $393,519 related to the Jefferies Common Stock Fund.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2012 AND 2011 AND FOR THE

YEAR ENDED NOVEMBER 30, 2012

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

8.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 11, 2008 that the Plan, and related trust, were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On January 31, 2011 an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRS. The IRS has not yet responded to the application.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open to examination by the IRS.

******

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2012

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value
		Cash equivalents:

*	Fidelity Management Trust Company	BrokerageLink Fund (609,127 shares)		$609,127

		Common Stock:

*	Jefferies Group, Inc.	Jefferies Group, Inc. (1,336,280 shares)		22,663,311
	ITG, Inc.	ITG, Inc. (83,862 shares)		749,730

		Mutual funds:

	Neuberger Berman	NB High Income Bond In (695,001 shares)		6,595,560
	Loomis Sayles	Loomis Value Y Fund (218,808 shares)		4,590,600
	PIMCO	PIMCO Total Return Fund (1,112,702 shares)		12,929,601
	Columbia Small Cap	Columbia Small Cap Value I Fund (23,538 shares)		1,041,793
	Trust Company of the West	TCW Small Cap Growth I (35,962 shares)		949,392
	Templeton Global	TMPL Global Bond (84,533 shares)		1,147,114
	Baron	Baron Small Cap Inst (113,561 shares)		2,938,965
*	Fidelity Management Trust Company	Fidelity OTC Portfolio K Fund (657,849 shares)		39,984,061
*	Fidelity Management Trust Company	Fidelity International Discovery K Fund (556,978 shares)		18,174,190
*	Fidelity Management Trust Company	Fidelity Low Price K Fund (222,147 shares)		8,721,500
*	Fidelity Management Trust Company	Fidelity Small Capital Stock Fund (568,243 shares)		10,109,040
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (790,194 shares)		9,055,625
*	Fidelity Management Trust Company	Fidelity High Income Fund (280,410 shares)		2,605,011
*	Fidelity Management Trust Company	Fidelity Freedom K Income Fund (76,375 shares)		903,520
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2000 (13,564 shares)		163,308
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2005 (4,955 shares)		63,621
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2010 (16,094 shares)		211,475
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2015 (77,183 shares)		1,018,811
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2020 (282,038 shares)		3,844,184
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2025 (293,456 shares)		4,043,826
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2030 (375,509 shares)		5,230,837
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2035 (443,935 shares)		6,219,522
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2040 (467,706 shares)		6,571,270
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2045 (333,636 shares)		4,737,633
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2050 (288,166 shares)		4,097,727

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2012

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2055 (7,618 shares)		76,099
*	Fidelity Management Trust Company	Fidelity Retirement Gov’t Money Market (8,768,098 shares)		8,768,098
*	Fidelity Management Trust Company	Fidelity Retirement Money Market (17,804,764 shares)		17,804,764
*	Fidelity Management Trust Company	Fidelity Spartan 500 Index Fund (689,052 shares)		34,714,428
*	Fidelity Management Trust Company	Fidelity Strategy Real Retirement (115,639 shares)		1,127,482
*	Fidelity Management Trust Company	BrokerageLink Account		4,265,999

		Participant loans:

*	Participant loans	Maturities 2013-2022 at interest rates ranging from 3.25% to 8.25%		4,683,671

	Total			$251,410,895

*	Party-in-interest investment.
**	Cost information is not required for participant directed investments and therefore is not included